EXHIBIT 99.3

ROSMAN & GERMAIN LLP
Daniel L. Germain (State Bar No. 143334)
815 Moraga Drive
Los Angeles, CA 90049-1633
Telephone:  (310) 440-8600
Facsimile:  (310) 440-8615

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Gregory M. Castaldo
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004
Telephone: (610) 667-7706
Facsimile: (610) 667-7056

Attorneys For Plaintiff

SUPERIOR COURT OF THE STATE OF CALIFORNIA

FOR THE COUNTY OF SAN BERNARDINO

ROBERT HAYWOOD,	CASE NO. RCV 071782

Plaintiff,	PLAINTIFF’S CLASS ACTION COMPLAINT

vs.	DEMAND FOR JURY TRIAL

PACER TECHNOLOGY; ELLIS T. GRAVETTE, JR.; CARL E. HATHAWAY; RICHARD S. KAY; AND JOHN G. HOCKIN, II,

Defendants.

          Plaintiff, for his complaint against defendants, make the following allegations upon information and belief, except as to allegations relating to himself, which he makes upon personal knowledge.

NATURE OF ACTION

          1.          This is a shareholders’ class action brought individually by plaintiff and on behalf of all of the public holders of common stock of Pacer Technology (“Pacer” or the “Company”) against certain members of the Company’s Board of Directors seeking to remedy defendants’ breaches of fiduciary duties.

          2.          As set forth herein, defendants are favoring their own personal interests over the interests of the Company’s public shareholders.  Specifically, defendants are attempting to force the Company’s public shareholders to forfeit their equity interests in Pacer for a grossly inadequate and unfair price.

JURISDICTION AND VENUE

          3.          This Court has jurisdiction over each defendant named herein because each defendant is either a corporation organized and existing under the laws of the State of California, a corporation that does sufficient business in California, or an individual who has sufficient minimum contacts with California to render the exercise of jurisdiction by the California courts permissible under traditional notions of fair play and substantial justice.

          4.          Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendant’s primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to Pacer, occurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities which had an effect in this County.

PARTIES

          5.          Plaintiff Robert Haywood is, and was at all relevant times, a shareholder of Pacer.

          6.          Defendant Pacer is a California corporation with its principal executive offices located at 9420 Santa Anita Avenue, Rancho Cucamonga, California.  According to its public filings, Pacer is a manufacturer, packager, and distributor of advanced technology adhesives, sealants and other related products, for consumer markets on a worldwide basis.  Its products include SUPER GLUE, ZAP®, BONDING®, FUTURE GLUE®, PRO SEAL®, GO SPOT GO®, and ANCHOR TITE®.  At all relevant times, Pacer common stock has traded under the symbol “PTCH” on the NASDAQ National Market System.

          7.          Defendant Ellis T. Gravette, Jr. (“Gravette”) became a member of the Board of Directors of Pacer in February of 2000.  Gravette served as Chairman of the Company from March 2000 through February 2001.  On or about March 10, 2003, Gravette resigned from the Company’s Board, stating that he intended to “pursue other interests that need more of [his] attention.”  Gravette’s son, Ronald T. Gravette, serves as the Company’s Vice President of Sales.

          8.          Defendant Richard S. Kay (“Kay”) is and has been at all relevant times Chairman, Chief Executive Officer, and President of Pacer.

          9.          Defendants Carl E. Hathaway and John G. Hockin, II are and have been at all relevant times directors of Pacer.

          10.          Collectively, the defendants identified in paragraphs 7 through 9 will be referred to as the “Individual Defendants.”  The Individual Defendants, through their positions and/or former positions as directors and/or officers of the Company and their receipt of reports, attendance at meetings, and access to all of the Company’s books, records and other proprietary information, had responsibility for and therefore were in possession of material information concerning the Company and its operations, finances and business prospects.

DUTIES OF THE INDIVIDUAL DEFENDANTS

          11.          By reason of their positions as officers, directors, and/or fiduciaries of Pacer and because of their ability to control the business and corporate affairs of Pacer, the Individual Defendants owed the Company and its shareholders fiduciary obligations of trust, good faith, loyalty, and due care, and were and are required to use their utmost ability to control and manage Pacer in a fair, just, honest, and equitable manner.  The Individual Defendants were and are required to act in furtherance of their personal interest or benefit.  Each director and officer of the Company owes to Pacer and its shareholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Company and in the use and preservation of its property and assets, and the highest obligations of fair dealing.

          12.          The Individual Defendants, because of their positions and/or former positions of control and authority as directors and/or officers of Pacer, were able to and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein.

          13.          At all times relevant hereto, each of the Individual Defendants was the agent of each of the other Individual Defendants and of Pacer, and was at all times acting within the course and scope of such agency.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

          14.          On or about March 24, 2000, Pacer issued a press release stating the following:

              Pacer announced that it plans to implement a program designed to restructure and streamline operations in order to lower its cost structure.  The program will include a further integration of the Company’s Cook Bates operations with those of its adhesive and sealant operations, the closing the Company’s Memphis Tennessee warehouse and the consolidation of domestic operations in a new facility in Southern California, currently scheduled to take place in the first half of fiscal 2001.  In furtherance of this program, Pacer will be taking a number of one-time charges during the third quarter ending March 31, 2000.  These actions follow a complete review of Pacer’s structure and operations by its new management team that was assembled in the first quarter of fiscal 2000.

              In connection with this program, the Company also announced that Ellis T. Gravette Jr., who joined the Company’s Board of Directors in February, has agreed to become the Chairman of the Board of Directors.  Mr. Gravette recently retired as the Chairman and CEO of the Turner Corporation where he engineered the successful turn-around of one of the country’s leading construction companies.

          15.          Pacer’s planned turnaround and restructuring was successful.  On or about January 23, 2003, the Company issued a press release titled “Earnings Continue to Improve After Restructuring,” describing its results of operations for the fiscal quarter ended December 31, 2002.  Revenues for the Company were $0.08 per share, compared to break even revenues for the same quarter prior year.  Defendant Kay commented:

We continue to improve the operations and financial condition of the Company. For the first six months of the current year, we increased our gross margin to 31.5% from 27.8% for the prior year.

We have just begun the shipments of our latest new product, Anchor Tite, the award winning Epoxy System. The award is featured in this month’s Popular Mechanics magazine and we have made a commitment to advertise this new product in future issues of the magazine.  To further improve sales, we recently added three new members to our sales team and continue to upgrade our network of independent sales representatives.

DEFENDANT GRAVETTE RESIGNS

          16.          On or about March 23, 2003, the Company issued a press release announcing the resignation of defendant Gravette as a director of Pacer.  According to the Company, Gravette was retiring due to “business and personal commitments.”  Gravette explained, “Now that the Company has completed the restructuring of its business and has a strong management team . . . and an excellent Board of Directors, I feel that I can take my leave to pursue other interests that need more of my attention.”

          17.          Defendant Gravette’s comments concerning the reasons for his resignation were materially misleading.  As set forth below, Gravette’s resignation was prompted by his interest in taking the Company private once it had reached profitability.

THE GOING-PRIVATE PROPOSAL

          18.          On or about March 24, 2003, Ridgestone Corporation filed a Schedule 13D Amendment with the SEC announcing that it had sold its approximate 26% stake in Pacer to defendant Gravette and G. Jeffrey Records, Jr. (“Mr. Records”) for $6.00 per share in cash.  The Company did not immediately disclose this transaction, nor did it disclose that on March 25, 2003, defendant Gravette and Mr. Records made an offer to acquire the remaining shares of Pacer for $6.00 per share in cash.

          19.          On or about April 7, 2003, the Company finally disclosed defendant Gravette’s offer.  Through an entity called CYAN Investments, LLC (“CYAN”), defendant Gravette and Mr. Records made an offer to purchase all of Pacer’s common stock that they did not already own for $6.00 per share in cash.  CYAN did not and has not indicated what form of transaction the offer will take, including whether any procedural protections such as a non-affiliated shareholder vote will be implemented to provide the Company’s public shareholders with some limited power.

DEFENDANTS HAVE BREACHED THEIR FIDUCIARY DUTIES

          20.          Defendant Gravette has timed the proposal to freeze out Pacer’s public shareholders in order to capture for himself Pacer’s future potential without paying an adequate or fair price to the Company’s public shareholders.

          21.          Gravette has timed the announcement of the proposed buyout to place an artificial lid on the market price of Pacer common stock so that the market will not reflect the Company’s improving potential, thereby purporting to justify an unreasonably low price.  As set forth above, the Company has recently completed a restructuring which has substantially increased the Company’s profitability and future products.

          22.          Defendant Gravette has access to internal financial information about Pacer, its true value, expected increase in true value, and the benefits of 100% ownership of Pacer to which plaintiff and the Class members are not privy.  Defendant Gravette is using such inside information to benefit himself in this proposed transaction, to the detriment of Pacer’s public stockholders.

          23.          Defendant Gravette has clear and material conflicts of interest and is acting to better his own interests at the expense of Pacer’s public shareholders.  Gravette cannot be permitted to resign under false circumstances so that he can attempt to take advantage of the Company’s public shareholders.

          24.          Gravette, through his acquisition of Ridgestone’s equity interest and other holdings, effectively has voting control of the Company and effectively controls its proxy machinery.

          25.          Defendant Gravette is effectively engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class.  By reason of the foregoing defendant Gravette and the other Individual Defendants have breached and are breaching their fiduciary duties to the members of the Class.

          26.          Unless the proposed buyout is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class to the irreparable harm of the members of the Class.

          27.          Plaintiff and the Class have no adequate remedy at law.

          WHEREFORE, plaintiff prays for judgment and relief as follows:

          A.          Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

          B.          Preliminarily and permanently enjoining defendants and all persons acting on concert with them, from proceeding with, consummating or closing the proposed transaction;

          C.          In the event the proposed buyout is consummated, rescinding it and setting it aside or awarding recissionary damages to the Class;

          D.          Directing defendants to account to Class members for their damages sustained as a result of the wrongs company of herein;

          E.          Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees.

          F.          Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.
Respectfully submitted,

DATED: April 22, 2003		ROSMAN & GERMAIN LLP
Daniel L. Germain

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Gregory M. Castaldo

	By:	/s/ DANIEL L. GERMAIN

Daniel L. Germain Attorneys for Plaintiff